SUPPLEMENTARY PROXY INFORMATION

     The Annual Meeting of Shareholders of The Zweig Total Return Fund, Inc. was held on June 23, 2003. The meeting was held for the purpose of electing Charles H.Brunie, Philip R. McLoughlin and James
B. Rogers, Jr. as directors. The Fund's other Directors who continue in office are Elliot S. Jaffe, Wendy Luscombe and Alden C. Olson.

     The results of the above matters were as follows:


Directors               Votes For    Votes Against     Votes Withheld
Charles H. Brunie      82,577,011         N/A            1,359,602
Philip R. McLoughlin   82,691,198         N/A            1,245,415
James B. Rogers, Jr.   82,609,733         N/A            1,326,880

Abstentions
N/A
N/A
N/A